November 22, 2007 at 4:15 pm

AMER SPORTS TO ORGANIZE ITS WINTER AND OUTDOOR BUSINESS

Amer Sports continues to organize its Winter and Outdoor business to strengthen its leading position in the industry. The new Winter and Outdoor business structure is as follows:

Amer Sports Winter Sports Equipment business area
To maximize the group's competitive advantage, the winter sports equipment businesses of Salomon and Atomic will come under common leadership. The President of the new Amer Sports Winter Sports Equipment business area will be Michael Schineis, the current President of Atomic. He is a long-time veteran of Amer Sports and has extensive experience with both Atomic and Salomon.

Amer Sports Apparel and Footwear business area
To focus on the Group's opportunities in its fast-growing apparel and footwear businesses, a new entity consisting of the Salomon and Arc'teryx brands has been formed. The General Manager for the Amer Sports Apparel and Footwear business area will be Jean-Marc Pambet, currently the General Manager of Salomon Apparel and Footwear.

Cycling business area
Bernard Millaud will continue as General Manager of Mavic.

The leaders of the three business areas will report to Roger Talermo, President and CEO of Amer Sports Corporation.

Jari Melgin, currently Vice President, Finance and Administration at Salomon, will be responsible for the finance and administration functions of the Winter and Outdoor business.

As part of the changes, Bernard Millaud will take the responsibility of the legal entity of Salomon S.A. in Annecy. The current President of Salomon, Jean-Luc Diard, will leave Amer Sports to pursue other interests.

The changes are effective immediately.

For further information, please contact:
Pekka Paalanne, Executive Vice President, Amer Sports, tel. +358 9 7257 8212
Tommy Ilmoni, Vice President, Investor Relations, Amer Sports, tel. +358 9 7257 8233

AMER SPORTS CORPORATION
Communications

Max Alfthan
Senior Vice President, Communications, tel. +358 9 7257 8216,
e-mail: max.alfthan@amersports.com

DISTRIBUTION:
Helsinki Stock Exchange
Major media
www.amersports.com



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AMER SPORTS CORPORATION

Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Salomon, Wilson, Precor, Atomic and Suunto. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.

Amer Sports Corporation

STOCK EXCHANGE ANNOUNCEMENT 1(1)
November 21, 2007 at 4:15 pm

AMER SPORTS 2008 FINANCIAL CALENDAR

Amer Sports' results for the year ending December 31, 2007 will be published on Wednesday, February 6, 2008 and the 2007 Annual Report & Accounts during the week February 18.

The Amer Sports Annual General Meeting will be held on Wednesday, March 5, 2008 at the Company's headquarters in Helsinki. An announcement regarding the AGM resolutions will be released immediately following the meeting.

In 2008, Amer Sports will publish its interim results as follows:

- for the January to March period, on Tuesday, April 29
- for the January to June period, on Wednesday, August 6
- for the January to September period, on Tuesday, October 28

AMER SPORTS CORPORATION
Communications

Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com

DISTRIBUTION
Helsinki Stock Exchange
Principal media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Salomon, Wilson, Precor, Atomic and Suunto. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.

END